

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – January 14, 2008 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, January 15, 2008 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman's 2008 guidance. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman plans to issue details about its 2008 capital program on January 15 at approximately 5:00 a.m. MST.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-731-5774 (North America) or
1-416-644-3418 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 p.m. MST on Tuesday, January 15, 2008 until 11:59 p.m. Tuesday, January 22, 2008. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21259600# or
1-416-640-1917 (Local Toronto & International) passcode 21259600#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2139940

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia, and North Africa. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

01-08